November 30. 2010

Mr. Mark Webb
Legal Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

Dear Mr. Webb:

I am in receipt of your letter dated November 23 2010 whereby you have requested clarification regarding filing information contained in the Form 10K filing for December 31, 2009 and the quarterly Form 10Q filings that have been completed during 2010.

Where you have asked for us to include additional information in future filings, we will do so.
This letter was created to provide you with the additional information that you have requested related to the filings under review.

Item 8.  Financial Statements and Supplementary
Data, page 54

You asked whether the 8.718 million dollar loan discussed in our December 31, 2009 Form 10K impacted total nonperforming loans since there was no specific disclosure regarding this in the three Form 10Qs filed in 2010. You further have requested that we:

Detail the specific loan modification terms and compare and contrast to those in the original agreement and whether the modifications were considered customary both for your institution and for any prior similar transactions;

Quantify the amount of interest waived and how it was determined;

Discuss the circumstances in which loan
performance would constitute reclassification to performing status; and

Discuss how you classified this loan throughout
2010, including commentary on loan performance by the borrower, and if and when the loan was returned to accrual status and why.

Response

The loan that you have referenced was modified at the end of the first quarter. The terms of the modification were as follows

Interest rate was changed from 7.75% fixed to a graduated interest rate of 5% for the first two years, 5.5% for years 3 through 6; and 6% in year seven;

Borrower was required to make a principal reduction payment of $1.416 million dollars in cash;

The maturity of the note was extended for seven years, interest only for year one, amortized over 30 years for years two through seven;

Approximately $260,000 in accrued interest was deferred and becomes due and payable at the maturity date of the new loan;

The bank agreed to an A/B note split as outlined in Policy Statement on Prudent Commercial Real
Estate Loan Workouts issued on October 30, 2009
FIL 61 2009 that was issued to all FDIC insured banking institutions;

Accrued interest of $370,000 was forgiven;
48,000 thousand dollars in accrued interest was added to the B note;

Late charges of $88,000 were forgiven;

The B Note was charged off and consisted of principal of $1.048 million ($1.0 million in principal and $0.048 million in capitalized interest was charged off;


Interest only payments on the B Note, seven year maturity;

Bank continues to pursue payments on the B note that are recorded as recoveries to our Allowance for Loan and Lease Losses as received.

The late charges that were forgiven included all late charges accumulated but not yet paid. The amount of the accrued interest that was forgiven was a negotiated amount between the total accrued interest of 418,000 dollars that the bank wanted and a total writeoff that the borrower wanted.

The Office of the Comptroller of the Currency, our primary bank regulator, has mandated that any commercial real estate restructuring such as described above must remain on nonaccrual and nonperforming status until the borrower has made six consecutive payments under the modified terms of the note. In this case, the A note contains terms and conditions similar to those we would offer other customers in transaction of a similar nature. The sixth payment is scheduled to be made in the fourth quarter of 2010. If the borrower complies with the modified terms of the note, and makes their first six payments as agreed under the modified note terms, this note will be returned to performing status at the end of the fourth quarter, 2010.

Throughout 2010, in accordance with guidance provided by the OCC, this note was classified nonaccrual and nonperforming for the first nine months of 2010. The OCC will not allow us to return the note to performing status until after six consecutive payments have been made and the loan is well secured and in the process of collection. All these conditions are expected to exist by the end of the fourth quarter of 2010.

Item 11.  Executive Compensation.  Page 96

You have asked us to advise you why we did not provide disclosure pursuant to Item 402(s) of Regulation S-K on compensation risk.

Response

Item 11 in our Form 10K referenced our Company
Proxy Statement for the 2010 Annual Meeting of
Shareholders, which was filed with the SEC as DEF
14A on April 7, 2010. The information contained in the Companys Proxy Statement contains all the compensation risk disclosures required under
Regulation S K.

During 2009, no management bonuses were accrued or paid. In addition, no salary increases were implemented for senior executive officers during 2009. The Compensation Committee of the Board of
Directors reviewed the Banks performance, and given the lack of earnings at FNB Bancorp made the decision that no bonus payments were warranted for the Company officers, including the Company senior executive officers (CEO,
President, COO, and CFO). In the opinion of the Board of Directors and executive management, the Company compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

Form 10-Q filed November 12, 2010
Nonperforming Assets, page 27

You stated We note your disclosures regarding the specifics of our nonperforming assets at September 30, 2010 compared to December 31, 2009, respectively. Please tell us whether or not you had any troubled debt restructuring at both these dates. Please also explain what would constitute a troubled debt restructuring for reporting purposes and whether or not you had any during 2010, but not at a reportable date. In future filings, please also specifically disclose the balances of any troubled debt restructurings or an affirmative statement that you did not have any at the reporting date.

Response

Under GAAP codification section 310 40 20 the definition of a troubled debt restructuring is a restructuring of a debt constitutes a troubled debt restructuring if the creditor, for economic or legal reasons related to the debtors financial difficulties grants a concession to the debtor that it would not otherwise consider. FNB
Bancorp and First National Bank primary lending focus is in commercial real estate lending segment CRE. CRE loans often require personal guarantees from borrowers that encumber them beyond just the real estate collateral involved in the loan transaction. For these types of borrowers, when payment is not made under the terms of the loan, we will pursue a judicial foreclosure and deficiency judgments if the liquidation of collateral is not sufficient to extinguish the debt. This usually is helpful in motivating borrowers to negotiate in good faith with us when problems arise, as these borrowers generally have significant other real estate and liquid assets. As in the loan transaction detailed previously, we follow the regulatory guidance in Policy Statement on Prudent
Commercial Real Estate Loan Workouts issued on
October 30, 2009 FIL 61 2009 that was issued to all FDIC insured banking institutions when classifying these renegotiated loans. We split the original note into an A category note and then create a leftover B category note. The A category note stays on the books and exhibits rates, terms and other features that we would offer any similar borrower in a similar transaction that is not distressed. The B note contains principal and interest that has preferential terms and conditions and would not be considered a bankable note under OCC regulatory guidance. The B note is then charged off against the Allowance for Loan and Lease
Losses ALLL, but we still continue collection efforts on the B note. Any monies received on the B note are treated as a recovery of the ALLL in the period the funds are received. Since the B notes are charged off, we do not have on our books any Troubled Debt Restructurings at December 31, 2009 or September 30, 2010 because the portion of the debt that is causing the trouble is charged off. The A note is carried as nonperforming until six monthly payments have been made, then the A note is returned to performing status.

Conclusion

The directors, management and employees of FNB
Bancorp accept our responsibility to insure that all our SEC filings are accurate and include an adequacy of the required disclosures in the filings to be certain the filings include the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. Since the directors, management and employees of FNB Bancorp are in possession of the facts relating to our companys disclosure, we all are responsible for the accuracy and adequacy of the disclosures made.

We acknowledge that

The company is responsible for the adequacy and accuracy of the disclosures in the filing;

Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any persons under the federal securities laws of the United States.

If you have any questions regarding the
information contained in this letter, please do not hesitate to contact the Chief Financial
Officer at (650) 875-4862.

Respectfully Submitted,



Tom McGraw, CEO		David Curtis, CFO